Mercedes-Benz Auto Receivables Trust 2023-2
Investor Report
Collection Period Ended   30-Nov-2024

Amounts in USD

Dates

Collection Period No.	14				
Collection Period (from... to)	1-Nov-2024	30-Nov-2024			
Determination Date	12-Dec-2024				
Record Date	13-Dec-2024				
Distribution Date	16-Dec-2024				
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2024	16-Dec-2024	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2024	15-Dec-2024	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	292,010,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	467,620,000.00	221,160,417.36	190,267,833.85	30,892,583.51	66.063435	0.406886
Class A-3 Notes	467,620,000.00	467,620,000.00	467,620,000.00	0.00	0.000000	1.000000
Class A-4 Notes	83,110,000.00	83,110,000.00	83,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,360,000.00**	**771,890,417.36**	**740,997,833.85**	**30,892,583.51**		
Overcollateralization	33,622,415.40	33,599,560.39	33,599,560.39			
Adjusted Pool Balance	1,343,982,415.40	805,489,977.75	774,597,394.24			
Yield Supplement Overcollateralization Amount	76,016,708.61	43,454,104.94	41,490,036.46			
Pool Balance	**1,419,999,124.01**	**848,944,082.69**	**816,087,430.70**			

	Amount	Percentage
Initial Overcollateralization Amount	33,622,415.40	2.50%
Target Overcollateralization Amount	33,599,560.39	2.50%
Current Overcollateralization Amount	33,599,560.39	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.920000%	1,091,058.06	2.333215	31,983,641.57	68.396650
Class A-3 Notes	5.950000%	2,318,615.83	4.958333	2,318,615.83	4.958333
Class A-4 Notes	6.010000%	416,242.58	5.008333	416,242.58	5.008333
Total		**$3,825,916.47**		**$34,718,499.98**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	30,560,674.99	(1) Total Servicing Fee	707,453.40
Interest Collections	4,962,804.35	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	703,619.71	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	1,243,734.76		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	3,825,916.47
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	142,419.09	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**37,613,252.90**	(6) Regular Principal Distributable Amount	30,892,583.51
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**37,613,252.90**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,187,299.52
		Total Distribution	**37,613,252.90**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	707,453.40	707,453.40	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,825,916.47	3,825,916.47	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,091,058.06	1,091,058.06	0.00
thereof on Class A-3 Notes	2,318,615.83	2,318,615.83	0.00
thereof on Class A-4 Notes	416,242.58	416,242.58	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,825,916.47	3,825,916.47	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	30,892,583.51	30,892,583.51	0.00
Aggregate Principal Distributable Amount	30,892,583.51	30,892,583.51	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,956.04
Reserve Fund Amount - Beginning Balance	3,359,956.04
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,875.85
minus Net Investment Earnings	11,875.85
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,956.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,875.85
Net Investment Earnings on the Collection Account	130,543.24
Investment Earnings for the Collection Period	142,419.09

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,419,999,124.01	29,224
Pool Balance beginning of Collection Period	848,944,082.69	22,491
Principal Collections	18,378,021.46	
Principal Collections attributable to Full Pay-offs	12,182,653.53	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,295,977.00	
Pool Balance end of Collection Period	816,087,430.70	22,027
Pool Factor	57.47%	

	As of Cutoff Date	Current
Weighted Average APR	7.07%	7.26%
Weighted Average Number of Remaining Payments	58.10	43.90
Weighted Average Seasoning (months)	10.12	24.79

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	802,496,130.11	21,766	98.33%
31-60 Days Delinquent	9,788,163.87	187	1.20%
61-90 Days Delinquent	2,958,663.46	58	0.36%
91-120 Days Delinquent	844,473.26	16	0.10%
Total	816,087,430.70	22,027	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.466%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,295,977.00	58	35,673,247.59	767
Principal Net Liquidation Proceeds	696,564.44		12,407,799.76	
Principal Recoveries	1,203,294.09		8,974,193.53	
Principal Net Loss / (Gain)	396,118.47		14,291,254.30	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.571%
Prior Collection Period	1.507 %
Second Prior Collection Period	1.364 %
Third Prior Collection Period	2.050 %
Four Month Average	1.373%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.006%
Average Net Loss / (Gain)	18,632.67

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.